Fourth Quarter and Year-End 2018 Earnings Presentation The Bank of N.T. Butterfield & Son Limited February 20, 2019

Forward-Looking Statements Forward-Looking Statements: Certain of the statements made in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, the successful integration of acquisitions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at http:// www.sec.gov. We have no obligation and do not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis.  We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations.  As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2 All information in $millions and as of December 31, 2017 unless otherwise indicated . Conversion rate: 1 BMD$ = 1 US$.

Agenda and Overview Presenters Agenda Butterfield Overview Michael Collins • Overview • Leading Bank in Attractive Markets Chairman and Chief Executive Officer • Financials • Strong Capital Generation and Return Michael Schrum • Summary • Efficient, Conservative Balance Sheet Chief Financial Officer • Q&A Dan Frumkin • Visible Earnings Chief Operating Officer Ten International Locations Awards 3 3

Full Year 2018 Highlights Core Net Income** • Record net income of $195.2 million, or $3.50 per share • Core Net Income** of $197.0 million, or $3.53 per share • Net Interest Margin of 3.25%, cost of deposits of 0.18% $197.0 • Return on average common equity of 23.1%; core return on average tangible common equity** of 25.6% $158.9 • Completed Global Trust Solutions acquisition from Deutsche $138.6 Bank $106.4 $113.9 • Substantially integrated acquisition of Deutsche Bank’s banking businesses in Cayman and Channel Islands • Loan growth year-over-year was 7.1%, primarily in central- London residential mortgages 2014 2015 2016 2017 2018 • Increased shareholder yield through: ◦ Expanded share repurchase authorization up to 2.5 million common shares ◦ Increased qualified quarterly dividend rate to $0.44 per common share Core Return on Average Tangible Common Equity** vs. 2017 2018 $ % 25.6% Net Interest Income 343.0 $ 53.2 3.9% 22.4% Non-Interest Income 168.7 10.9 (1.2)% 20.5% Prov. for Credit Losses 7.0 1.2 (228.8)% 17.6% Non-Interest Expenses* (322.6) (21.2) (2.2)% 14.4% Other Gains (Losses) (0.9) (2.1) (11.6)% Net Income $ 195.2 $ 41.9 27.4 % Non-Core Items* 1.8 (3.7) (128.6)% 2014 2015 2016 2017 2018 Core Net Income* $ 197.0 $ 38.2 24.0% * See* Includes the Appendix income for taxes a reconciliation of the non-GAAP measure ** Includes** See the income Appendix taxes for a reconciliation of the non-GAAP measure 4

Financials

Fourth Quarter 2018 Highlights Core Net Income** • Net income of $50.9 million, or $0.92 per share (In US$ millions) • Core Net Income** of $51.1 million, or $0.92 per share $51.7 $51.1 • Return on average common equity of 23.4%; core return $49.1 $45.0 on average tangible common equity** of 25.8% $42.2 • Net Interest Margin of 3.38%, cost of deposits of 0.27% • Deposits stabilized from September 30, 2018 levels and inflows from Deutsche Bank Jersey late in 4Q18 added to Earning Asset base in 2019 Q4 Q1 Q2 Q3 Q4 • Capital management: 16% increase of quarterly common 2017 2018 share dividend to $0.44 per share and active share repurchases Core Return on Average Tangible Common Equity** (In US$ millions) vs. Q3 2018 vs. Q4 2017 27.6% 25.8% Q4 2018 $ % $ % 24.3% 24.9% 22.3% Net Interest Income $ 87.4 $ (0.9) $ 11.3 14.2 % Non-Interest Income 45.7 4.4 3.4 5.4 % Prov. for Credit Losses 1.7 (1.1) (3.6) (315.3)% Non-Interest Expenses* (83.7) (1.0) (2.8) (4.8)% Other Gains (Losses) (0.3) (0.9) 2.4 181.3 % Net Income $ 50.9 $ 0.5 1.1% $ 10.7 26.5 % Non-Core Items** 0.2 1.5 (1.7) (104.5)% Q4 Q1 Q2 Q3 Q4 Core Net Income** $ 51.1 $ 2.0 4.1% $ 9.0 21.3% 2017 2018 * Includes income taxes ** See the Appendix for a reconciliation of the non-GAAP measure 6

Income Statement Net Interest Income Net Interest Margin & Yields Net Interest Income before Provision for Credit Losses - Trend (In US$ millions) Q4 2018 vs. Q3 2018 (In US$ millions) Avg. Balance Yield Avg. Balance Yield $88.3 Cash, S/T Inv. & Repos $ 1,719.2 1.40% $ 51.2 0.02% $87.4 Investments 4,415.1 2.87% (245.3) 0.09 % Loans (net) 4,113.9 5.56% 63.5 0.02 % Interest Earning Assets 10,248.3 3.70% (130.6) $76.1 Total Liabilities 9,580.2 (0.34)% (271.6) (0.07)% Q4 Q1 Q2 Q3 Q4 Net Interest Margin 3.38% 0.01% 2017 2018 • Net interest margin (NIM) increased 1 bp from the previous quarter and 51 bps from the fourth quarter of 2017 ◦ Fourth quarter 2018 NIM benefited from asset sensitivity in a rising interest rate environment mostly offset by an increased cost of deposits due to increased fixed term rates • Yields on investments of 2.87% were up 9 bps compared to the previous quarter and up 60 bps from 2.27% in the fourth quarter of 2017 • Loan yields increased 2 bps to 5.56% compared to the prior quarter • Net interest income was down 1.0% compared to the third quarter of 2018 and up 14.8% compared to the fourth quarter of 2017, as new Deutsche Bank deposits arrived late in the quarter, contributing only marginally in 4Q18 7

Customer Deposits Deposit Composition By Currency Average Deposit Volume and Cost of Deposits 5.0% 6.0% 7.0% 5,000 (in $USD millions) 13.0% 11.0% 13.0% 82.0% 83.0% 80.0% 4,000 1.12% 3,000 0.83% Q4 Q1 Q2 Q3 Q4 2017 2018 USD / USD Pegged GBP 2,000 Other 0.46% 0.27% 1,000 0.20% By Type 0.12% 0.04% 18.0% 19.1% 20.9% —% 0.02% 0 56.0% 57.4% Q4 Q1 Q2 Q3 Q4 56.7% 2017 2018 26.0% 23.6% 22.4% Bermuda Demand Deposits Bermuda Term Deposits Q4 Q1 Q2 Q3 Q4 Cayman Demand Deposits Cayman Term Deposits 2017 2018 Channel Islands Demand Deposits Channel Islands Term Deposits Non-interest bearing demand deposits Interest bearing demand deposit cost Term deposit cost Interest bearing demand deposits Overall cost of deposits Term deposits 8

Income Statement Non-Interest Income Non-Interest Income Trend (In US$ millions) (In US$ millions) $45.7 Q4 2018 vs. Q3 2018 $42.4 $41.3 Asset management $ 6.5 $ 0.1 Banking 12.8 2.3 FX Revenue 8.6 0.8 Trust 13.8 0.6 Custody and Other 2.4 0.1 Other 1.6 0.6 Q4 Q1 Q2 Q3 Q4 Total Non-Interest Income $ 45.7 $ 4.4 2017 2018 • Non-interest income was up 10.8% versus last quarter and up 7.9% compared to the fourth quarter of 2017 • Banking and FX were up in the fourth quarter of 2018 compared to the prior quarter as the fourth quarter typically benefits from holiday season shopping and Cayman tourist related flows • Fee income ratio of 33.9% remains favorable compared to peer average* • Capital efficient fee income continued to deliver stable and diversified revenues * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 9

Income Statement Non-Interest Expenses Core Non-Interest Expense Trend* Core Non-Interest Expenses* vs. Q3 2018 (In US$ millions) (In US$ millions) Q4 2018 $ % Salaries & Benefits** $ 43.7 $ — 0.3% $83.3 $83.1 $78.5 Technology & Comm. 14.8 (0.7) (1.5)% Property 6.1 0.8 (3.8)% 65.4% 63.2% 61.5% Professional & O/S Services 6.0 (0.3) (1.8)% Indirect Taxes 4.7 (0.1) 2.2 % Intangible Amortization 1.3 — (9.1)% Q4 Q1 Q2 Q3 Q4 Marketing 2.3 0.8 (62.5)% 2017 2018 Other 4.3 (0.6) (12.5)% Core Non-Interest Expenses* Total Core Non-Interest Expenses* $ 83.1 $ (0.1) — % Non-Core Expenses* 0.2 1.3 (42.4)% Core Efficiency Ratio* Non-Interest Expenses $ 83.3 $ 1.3 1.6% • Core cost / income ratio of 61.5% is approaching target and down from 64.3% for the 2017 full year. The ratio is expected to continued to improve as revenues from recent acquisitions surpass front loaded set up costs • Longer term cost / income ratio target remains at 60% • Management continues to focus on efficiency and strong expense controls * See the Appendix for a reconciliation of the non-GAAP measure. ** Includes Non-Service Employee Benefits Expense 10

Capital Requirements and Return Regulatory Capital (Basel III) - Leverage Capital Total Capital Ratio 9.3% 22.4% 8.9% 0.4% 1.8% 15.6% 8.5% 7.5% 14.0% Butterfield Current BMA 2018 Required US Peer Average * Butterfield - Current US Peer Median * TCE/TA TCE/TA Ex Cash • Expanded quarterly dividends, share buy-backs and the potential for future acquisitions underpins conservative capital management • Leverage capital increased 6 bps versus prior quarter, remains at the high end of target levels and slightly higher than US peers* • Active share purchases in the fourth quarter of 2018 as attractive, low risk deployment • Board increased quarterly cash dividend 16% to $0.44 per common share 11 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks.

Balance Sheet Total Assets (In US$ millions) Q4 2018 Q4 2017 (In US$ billions) Cash & Equivalents $ 2,054 $ 1,535 $10.8 $10.8 S/T Investments 52 250 $10.4 Reverse Repos 27 179 Loans (net) 4,044 3,777 Investments 4,255 4,706 $4.7 $4.6 $4.3 Other Assets 340 332 Total Assets $ 10,773 $ 10,779 $3.8 $4.1 $4.0 Int. Bearing Deposits $ 7,333 $ 7,056 Non-Int. Bearing Deposits 2,120 2,480 Q4 Q1 Q2 Q3 Q4 Other Liabilities 439 420 2017 2018 Shareholders Equity 882 823 Total assets Investments Loans Total Liab. & Equity $ 10,773 $ 10,779 Total Deposits (In US$ billions) • Loans grew primarily due to increased UK residential origination and Bermuda commercial lending $9.5 $9.1 $9.5 • Cash balances are elevated due to new Deutsche Bank deposits coming on-board at quarter end • Slight increase in non-accrual loans in the quarter, but credit conditions remain favorable Q4 Q1 Q2 Q3 Q4 2017 2018 12

Asset Quality Non-Accrual Loans Loan Distribution (In US$ millions) Gov’t: 2.6% Other Comm’l: 13.4% $48.7 $43.9 $44.2 $4.0 billion Res Mtg: 65.3% Comm’l R/E: 14.2% Consumer: 4.5% Q4 Q1 Q2 Q3 Q4 2017 2018 Investment Portfolio Rating Distribution Net Charge-Off Ratio 0.10% BBB: 0.2% 0.08% A: 2.0% AA: 1.5% 0.06% 0.04% 0.04% 0.03% 4.3 billion 0.02% 0.01% AAA: 96.3% 0.00% Q4 Q1 Q2 Q3 Q4 2017 2018 13

Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity Average Balances (US$Mil) 6.8% 3.7% 4.0% 2.1% Q4 2018 vs. Q3 2018 Duration vs. Q3 2018 Cash & Reverse Repos 1,616.6 56.9 N/A N/A (3.7)% S/T Invest. 102.7 (5.7) 0.2 — (8.2)% AFS 2,310.9 (431.8) 3.1 (0.1) -100bps +100bps +200bps HTM** 2,103.3 186.8 4.9 (0.8) Total 6,133.5 (193.8) NTB US Peer Median * • The Bank continues to be more interest rate sensitive than US peers*, albeit to a lesser degree • Period end deposit balances were $320 million higher than average deposit balances for the fourth quarter of 2018 as new deposits from the Deutsche Bank acquisition were on-boarded late in 4Q18 • Average AFS balance was down $432 million while average HTM balance was up $187 million in the fourth quarter of 2018 * Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. ** The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates. 14

Appendix

Appendix

Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2018				2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Assets									
Cash & Equivalents	$ 2,054	$ 1,259	$ 1,756	$ 1,846	$ 1,535	$ 1,546	$ 1,720	$ 1,867	$ 2,102
Reverse Repos	27	72	89	198	179	210	184	63	149
S/T Investments	52	76	79	100	250	208	294	542	520
Investments	4,255	4,576	4,727	4,512	4,706	4,613	4,558	4,549	4,400
Loans, Net	4,044	4,092	3,986	3,957	3,777	3,664	3,588	3,573	3,570
Other Assets	340	355	367	376	332	338	335	350	363
Total Assets	$ 10,773	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104
Liabilities and Equity									
Total Deposits	$ 9,452	$ 9,066	$ 9,718	$ 9,754	$ 9,536	$ 9,407	$ 9,479	$ 9,849	$ 10,034
Long-Term Debt	143	143	143	117	117	117	117	117	117
Other Liabilities	295	349	293	293	303	252	313	236	242
Total Liabilities	$ 9,891	$ 9,558	$ 10,154	$ 10,164	$ 9,956	$ 9,776	$ 9,909	$ 10,203	$ 10,393
Common Equity	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711
Total Equity	$ 882	$ 872	$ 849	$ 824	$ 823	$ 802	$ 770	$ 741	$ 711
Total Liabilities and Equity	$ 10,774	$ 10,430	$ 11,002	$ 10,988	$ 10,779	$ 10,578	$ 10,679	$ 10,944	$ 11,104
Key Metrics									
TCE / TA	7.5%	7.7%	7.1%	6.7%	7.1%	7.0%	6.7%	6.2%	5.9%
CET 1 Ratio	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%
Total Tier 1 Capital Ratio	19.6%	20.2%	19.1%	17.6%	18.2%	17.8%	17.0%	15.8%	15.3%
Total Capital Ratio	22.4%	23.3%	22.3%	19.2%	19.9%	19.9%	19.1%	17.9%	17.6%

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Appendix

Average Balance Sheet Trends

(in millions of US Dollars, unless otherwise indicated)

	2018 - Q4			2018 - Q3			2018 - Q2		
Assets	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Cash due from banks, reverse repurchase agreements and short-term investments	$ 1,719.2	$ 6.1	1.40 %	$ 1,668.0	$ 5.8	1.38 %	$ 2,348.0	$ 7.9	1.36 %
Investment in securities	4,415.1	32.0	2.87 %	4,660.4	32.6	2.78 %	4,665.5	31.0	2.67 %
Trading	*1.0*	—	— %	*1.2*	—	— %	*1.2*	—	—%
AFS	*2,310.9*	*15.6*	*2.67 %*	*2,742.7*	*18.0*	*2.60 %*	*2,921.9*	*18.1*	*2.48 %*
HTM	*2,103.3*	*16.4*	*3.10 %*	*1,916.5*	*14.7*	*3.04 %*	*1,742.4*	*12.9*	*2.98 %*
Loans	4,113.9	57.7	5.56 %	4,050.5	56.6	5.54 %	3,957.6	53.7	5.44 %
Commercial	*1,371.1*	*20.5*	*5.94 %*	*1,396.8*	*20.5*	*5.84 %*	*1,303.5*	*18.6*	5.73 %
Consumer	*2,742.9*	*37.1*	*5.37 %*	*2,653.7*	*36.0*	*5.38 %*	*2,654.1*	*35.1*	5.30 %
Total interest earning assets	10,248.3	95.7	3.70 %	10,378.9	95.0	3.63 %	10,971.1	92.7	3.39 %
Other assets	329.5			397.5			350.6		
Total assets	$ 10,577.8	$ 95.7	3.59 %	$ 10,776.4	$ 95.0	3.50 %	$ 11,321.8	$ 92.7	3.28 %
Liabilities									
Interest bearing deposits	$ 6,946.5	$ (6.3)	(0.36)%	$ 7,283.5	$ (4.8)	(0.26)%	$ 7,862.0	$ (3.6)	(0.18)%
Customer demand deposits	*4,941.0*	*(0.5)*	*(0.04)%*	*5,174.7*	*(0.2)*	*(0.02)%*	*5,792.8*	*(0.1)*	*(0.01)%*
Customer term deposits	*1,962.4*	*(5.5)*	*(1.12)%*	*2,083.7*	*(4.4)*	*(0.83)%*	*2,056.3*	*(3.2)*	*(0.63)%*
Deposits from banks	*43.0*	*(0.2)*	*(2.08)%*	*25.1*	*(0.2)*	*(3.64)%*	*12.9*	*(0.3)*	*(8.58)%*
Securities sold under agreement to repurchase	2.7	—	(2.33)%	—	—	— %	1.8	—	(1.96)%
Long-term debt	143.3	(2.0)	(5.48)%	143.2	(1.9)	(5.31)%	130.2	(1.7)	(5.25)%
Interest bearing liabilities	7,092.4	(8.3)	(0.46)%	7,426.7	(6.7)	(0.36)%	7,994.1	(5.3)	(0.27)%
Non-interest bearing customer deposits	2,186.2			2,161.6			2,213.4		
Other liabilities	301.6			263.5			302.8		
Total liabilities	$ 9,580.2	$ (8.3)	(0.34)%	$ 9,851.8	$ (6.7)	(0.27)%	$ 10,510.2	$ (5.3)	(0.20)%
Shareholders' equity	997.6			924.6			811.5		
Total liabilities and shareholders' equity	$ 10,577.8			$ 10,776.4			$ 11,321.8		
Non-interest bearing funds net of non-interest earning assets (free balance)	$ 3,155.9			$ 2,952.2			$ 2,977.1		
Net interest margin		$ 87.4	3.38 %		$ 88.3	3.37 %		$ 87.4	3.20 %

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Appendix

Income Statement Trends

(in millions of US Dollars, unless otherwise indicated)	2018				2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Interest Income	$ 87.4	$ 88.3	$ 87.4	$ 79.9	$ 76.1	$ 74.3	$ 71.5	$ 67.9	$ 66.8
Non-Interest Income	45.7	41.3	41.9	39.8	42.4	38.2	38.7	38.5	38.8
Prov. for Credit Recovery (Losses)	1.7	2.8	0.5	1.9	5.4	0.7	(0.5)	0.3	0.9
Non-Interest Expenses*	83.7	82.6	78.6	77.8	80.8	73.8	75.6	71.2	71.9
Other Gains (Losses)	(0.3)	0.7	(1.6)	0.4	(2.7)	1.8	2.0	0.2	0.8
Net Income	$ 50.9	$ 50.4	$ 49.7	$ 44.2	$ 40.3	$ 41.1	$ 36.1	$ 35.9	$ 35.4
Non-Core Items**	$ 0.2	$ (1.2)	$ 2.0	$ 0.8	$ 1.9	$ (0.4)	$ 1.4	$ 2.6	$ 1.7
Core Net Income**	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2	$ 40.7	$ 37.5	$ 38.5	$ 37.1
Key Metrics									
Loan Yield	5.56%	5.54%	5.44%	5.31%	5.23%	5.16%	5.11%	4.90%	4.92%
Securities Yield	2.87	2.78	2.67	2.54	2.27	2.22	2.20	2.17	1.98
Cost of Deposits	0.27	0.20	0.14	0.12	0.12	0.10	0.11	0.11	0.10
Net Interest Margin	3.38	3.37	3.20	3.05	2.87	2.81	2.66	2.58	2.45
Core Efficiency Ratio**	61.5	63.2	59.0	62.3	65.4	62.8	66.1	63.2	65.6
Core ROATCE**	25.8	24.9	27.6	24.3	22.3	22.2	21.6	23.4	19.3
Fee Income Ratio	33.9	31.2	32.4	32.7	34.2	33.8	35.3	36.1	36.4
Fully Diluted Share Count (in millions of common shares)	55.4	56.0	55.9	55.8	55.6	55.5	55.6	55.2	54.7

* Includes income taxes

** See the reconciliation of pages 20-21 of the non-GAAP measure.

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Appendix

Non-Interest Income & Expense Trends

(in millions of US Dollars, unless otherwise indicated)

	2018				2017				2016
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Non-Interest Income									
Trust	$ 13.8	$ 13.1	$ 13.2	$ 10.9	$ 11.3	$ 10.9	$ 11.3	$ 11.4	$ 11.5
Asset Management	6.5	6.5	6.2	6.4	6.6	6.3	5.9	5.8	6.0
Banking	12.8	10.6	10.8	10.9	12.0	10.8	10.9	10.0	11.0
FX Revenue	8.6	7.8	8.3	8.2	8.8	7.6	7.5	8.3	7.4
Custody & Other Admin.	2.4	2.2	2.4	2.2	2.2	2.0	1.9	2.0	2.0
Other	1.6	1.0	1.1	1.2	1.4	0.5	1.1	0.9	0.9
Total Non-Interest Income	$ 45.7	$ 41.3	$ 41.9	$ 39.8	$ 42.4	$ 38.2	$ 38.7	$ 38.5	$ 38.8
Non-Interest Expense									
Salaries & Benefits*	$ 43.7	$ 43.8	$ 40.9	$ 37.0	$ 42.4	$ 37.4	$ 37.4	$ 36.0	$ 34.2
Technology & Comm.	14.9	15.6	15.1	14.7	14.4	13.2	13.4	12.9	14.5
Property	6.1	5.3	5.3	5.1	4.5	5.1	5.4	4.9	5.5
Professional & O/S Services	6.1	5.1	5.1	9.7	8.0	6.9	6.1	6.2	5.4
Indirect Taxes	4.7	4.8	5.0	4.9	4.7	4.6	4.5	4.2	4.7
Intangible Amortization	1.3	1.4	1.3	1.1	1.1	1.0	1.1	1.0	1.0
Marketing	2.3	1.5	1.4	0.9	1.5	0.9	2.4	1.0	1.7
Restructuring	—	—	—	—	0.3	0.4	0.6	0.4	0.5
Other	4.3	4.9	4.1	3.9	3.5	4.0	4.5	4.3	4.4
Total Non-Interest Expense	$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4	$ 73.6	$ 75.3	$ 71.0	$ 71.9
Income Taxes	0.2	0.4	0.3	0.4	0.5	0.2	0.3	0.2	—
Total Expense incld. Taxes	$ 83.7	$ 82.6	$ 78.6	$ 77.8	$ 80.8	$ 73.8	$ 75.6	$ 71.2	$ 71.9

*Includes non-service employee benefits

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Appendix Core Non-Interest Expense Trends (in millions of US Dollars, unless otherwise indicated) 2018 2017 2016 Q4 Q3 Q2 Q1 Q4 Q3 Q2 Q1 Q4 Salaries & Benefits* $ 43.7 $ 43.8 $ 40.9 $ 37.0 $ 42.2 $ 37.2 $ 37.1 $ 35.9 $ 34.0 Technology & Comm. 14.8 15.4 14.9 14.6 14.3 13.1 13.3 12.8 14.4 Property 6.1 5.3 5.3 5.1 4.5 5.1 5.3 4.9 5.5 Professional & O/S Services 6.0 6.3 4.7 8.1 6.7 5.6 5.7 4.3 5.4 Indirect Taxes 4.7 4.8 5.0 4.9 4.7 4.6 4.5 4.3 3.9 Intangible Amortization 1.3 1.4 1.3 1.1 1.1 1.0 1.1 1.0 1.0 Marketing 2.3 1.5 1.4 0.9 1.5 0.9 2.4 1.0 1.7 Other 4.3 4.8 4.1 3.9 3.5 4.0 4.5 4.2 4.3 Total Core Non-Interest Expense $ 83.1 $ 83.3 $ 77.6 $ 75.6 $ 78.5 $ 71.6 $ 73.9 $ 68.4 $ 70.2 Income Taxes 0.2 0.4 0.3 0.4 0.5 0.2 0.3 0.2 — Total Core Expense incld. Taxes $ 83.3 $ 83.7 $ 77.9 $ 76.0 $ 78.9 $ 71.8 $ 74.2 $ 68.6 $ 70.2 20 *Includes non-service employee benefits

Appendix

Non-GAAP Reconciliation

(in millions of US Dollars, unless otherwise indicated)		2018 Q4	2018 Q3	2018 Q2	2018 Q1	2017 Q4
Net income	A	$ 50.9	$ 50.4		$ 44.2	$ 40.3
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	(0.2)	(0.1)	(0.9)	—
Settlement loss on the de-risking of a defined benefit plan		—	—	1.5	—	—
Total non-core (gains) losses	B	$ —	$ (0.2)	$ 1.4	$ (0.9)	$ —
Non-core expenses						
Tax compliance review costs		0.1	0.1	0.1	0.1	0.6
Business acquisition costs		0.1	(1.2)	0.4	1.6	1.0
Restructuring charges and related professional service fees		—	—	—	—	0.3
Total non-core expenses	C	$ 0.2	$ (1.1)	$ 0.6	$ 1.7	$ 1.9
Total non-core (gains), losses and expenses	D=B+C	0.2	(1.2)	2.0	0.8	1.9
Core net income to common shareholders	E=A+D	$ 51.1	$ 49.1	$ 51.7	$ 45.0	$ 42.2
Average shareholders' equity		862.3	859.9	833.5	820.7	809.6
Average common equity	F	862.3	859.9	833.5	820.7	809.6
Less: average goodwill and intangible assets		(75.6)	(76.7)	(83.0)	(68.4)	(60.9)
Average tangible common equity	G	786.7	783.2	750.4	752.3	748.7
Return on equity	A/F	23.4%	23.2%	23.9%	21.8%	19.7%
Core return on average tangible common equity	E/G	25.8%	24.9%	27.6%	24.3%	22.3%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	55.4	56.0	55.9	55.8	55.6
Earnings per common share fully diluted	A/H	0.92	0.90	0.89	0.79	0.72
Non-core items per share	D/H	—	(0.02)	0.04	0.02	0.04
Core earnings per common share fully diluted	E/H	0.92	0.88	0.93	0.81	0.76
Core return on average tangible assets						
Total average assets	I	$ 10,449.2	$ 10,723.5	$ 11,227.8	$ 10,970.9	$ 10,851.0
Less: average goodwill and intangible assets		(75.6)	(76.7)	(83.0)	(68.4)	(60.9)
Average tangible assets	J	$ 10,373.7	$ 10,646.8	$ 11,144.7	$ 10,902.5	$ 10,790.1
Return on average assets	A/I	1.9%	1.9%	1.8%	1.6%	1.5%
Core return on average tangible assets	E/J	2.0%	1.8%	1.9%	1.7%	1.6%

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Appendix

Non-GAAP Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)		2018				2017
		Q4	Q3	Q2	Q1	Q4
Tangible equity to tangible assets						
Shareholders' equity		$ 882.3	$ 871.7	$ 848.6	$ 824.2	$ 822.9
Less: goodwill and intangible assets		(74.7)	(76.9)	(77.3)	(90.9)	(60.6)
Tangible total equity	K	807.6	794.8	771.3	733.4	762.3
Less: preference shareholders' equity		—	—	—	—	—
Tangible common equity	L	807.6	794.8	771.3	733.4	762.3
Total assets		10,773.2	10,429.7	11,002.4	10,988.2	10,779.2
Less: goodwill and intangible assets		(74.7)	(76.9)	(77.3)	(90.9)	(60.6)
Tangible assets	M	$ 10,698.4	$ 10,352.8	$ 10,925.1	$ 10,897.4	$ 10,718.6
Tangible common equity to tangible assets	L/M	**7.5%**	**7.7%**	**7.1%**	**6.7%**	**7.1%**
Efficiency ratio						
Non-interest expenses		$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4
Less: Amortization of intangibles		(1.3)	(1.4)	(1.3)	(1.1)	(1.1)
Non-interest expenses before amortization of intangibles	N	82.2	80.9	76.9	76.3	79.3
Non-interest income		45.7	41.3	41.9	39.8	42.4
Net interest income before provision for credit losses		87.4	88.3	87.4	79.9	76.1
Net revenue before provision for credit losses and other gains/losses	O	$ 133.1	$ 129.5	$ 129.3	$ 119.7	$ 118.4
Efficiency ratio	N/O	**61.7%**	**62.4%**	**59.5%**	**63.8%**	**67.0%**
Core efficiency ratio						
Non-interest expenses		$ 83.5	$ 82.2	$ 78.2	$ 77.4	$ 80.4
Less: non-core expenses	(C)	(0.2)	1.1	(0.6)	(1.7)	(1.9)
Less: amortization of intangibles		(1.3)	(1.4)	(1.3)	(1.1)	(1.1)
Core non-interest expenses before amortization of intangibles	P	81.9	81.9	76.3	74.6	77.4
Net revenue before provision for credit losses and other gains/losses	Q	133.1	129.5	129.3	119.7	118.4
Core efficiency ratio	P/Q	**61.5%**	**63.2%**	**59.0%**	**62.3%**	**65.4%**

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Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • FRC • SIVB • EWBC • CFR • ASB • WTFC • CBSH • IBKC • UMBF • FHB • BOH • TRMK • IBOC • CBU • BPFH • FFIN • WABC 23